SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                     For the month of September 2005

                           AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Atomic Level Solutions

Another leading Taiwanese IC-manufacturer chooses Genus StrataGem 300mm ALD process tools for advanced DRAM production

    AACHEN, Germany--(BUSINESS WIRE)--Sept. 13, 2005--ProMOS Technologies (Hsin-chu Science Park, Taiwan) has placed a purchase order agreement for a production ALD system from Genus, Inc. (Sunnyvale, USA), a member of the AIXTRON Group of Companies (FSE:
AIX, ISIN DE0005066203; NASDAQ: AIXG). The system will initially be used for the volume production of advanced memory devices using 90nm technology at the new ProMOS facility, Fab 3, located at Central Taiwan Science Park.
    "Genus was chosen for its excellent production and service record in the 300mm DRAM marketplace. ProMOS also looked for a technology innovator that could help us achieve our most advanced requirements rapidly. The tool was installed quickly and has been performing flawlessly to date. The fact that Genus CVD and ALD tools share the same platform and system design simplifies our operations and service," said Dr. Len Mei, senior vice president of ProMOS Technologies.
    The 300 mm ALD system will also be used for the production of advanced DRAM MIM films for sub-70nm and beyond. This order is a further example of the growing acceptance of Genus ALD process technology and demonstrates the AIXTRON Group's ability to supply the market with advanced technologies. AIXTRON is currently focused on extending its silicon customer base in the Taiwanese market.
    The ALD market is of growing importance for developing and integrating new materials to enable production solutions for semiconductor devices with critical requirements. Seeking to accelerate the deployment of these material solutions, new innovative AIXTRON ALD, AVD(R), and MOCVD deposition technologies are expected to continue to evolve rapidly. Genus, Inc. has also received a repeat order for its advanced 300mm CVD system from ProMOS Technologies. This repeat order was received three months after shipping the first system to this advanced 90nm DRAM site. The tool will support the rapid production ramp and will be shipped in the third quarter of this year.
    Historically, AIXTRON and Genus, Inc. have developed very strong long-term relationships with many customers in the Asian semiconductor community. Through the acquisition of Genus, Inc., the AIXTRON Group has made a further step forward in increasing the critical mass required to develop and support multiple technologies in advanced semiconductor products (i.e.: CVD, AVD(R), ALD) for the sub-90 nm nodes.
    From a customer's perspective, AIXTRON Taiwan's subsidiary based in the Hsin- chu Science Park is ideally located to deliver a tailored service and increased focus on our customer's individual requirements (including research and development support).
    During Semicon Taiwan (September 12-14, 2005), the AIXTRON Group will use the opportunity to display the technical assets of their participating development groups (booth# 584, 2238). Senior members of the management team will attend the event to give insight into the combined company as well as exchange valuable information of the industry and its challenges with the Taiwan semiconductor community. Additional information on AIXTRON is available at http://www.aixtron.com.
    ProMOS Technologies, Hsin-chu, Taiwan is a vertically integrated memory solution provider and is renowned in the global DRAM industry for its outstanding performance in manufacturing excellence and technology advancement. The company manufactures high-performance and high-density commodity DRAM chips as well as pseudo-SRAM and low power SDRAM products. ProMOS is listed on Taiwan GreTai Securities Market. For more information, please visit http://www.promos.com.tw.

    Forward-Looking Statements:

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may","will","expect","anticipate"contemplate", "intend", "plan", "believe","continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward- looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.
    Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

    Additional Information:

    For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at http://www.sec.gov.

WKN: 506620; ISIN: DE0005066203; Index: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart

    CONTACT: AIXTRON
             Investor Relations:
             +49-241-8909-444
             Fax: +49-241-8909-445
             invest@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: September 13, 2005
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO